FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of: April, 2003
Commission File Number: 001-15218

Lafarge

(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris

France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):___)

(Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: Press Release, dated April 29, 2003, announcing Lafarge first quarter 2003 sales.

PRESS RELEASE

Euronext: LG , NYSE: LR	Paris, April 29, 2003
Lafarge first quarter 2003 sales

• Sales at constant scope and foreign exchange down by 2.3%
• Euro appreciation results in 10.1% negative foreign exchange impact

Headline sales in the first quarter 2003 declined 14.4% to € 2,691 million from € 3,145 million with underlying sales slipping by 2.3% and a significant foreign currency fluctuation impacting sales by 10.1%. The net scope effect on sales amounted to -2% largely as a consequence of the divestments realized in 2002.

Commenting on these sales Bertrand Collomb Chairman and CEO stressed that:

“The seasonal nature of our businesses often leads to variations in sales in the first quarter of the year, as market demand is reliant on clement weather conditions. In the first quarter of 2002, we reported strong sales due to record mild temperatures, while winter conditions in 2003 were extreme in many countries. We remain therefore cautious at the beginning of the year about establishing any trends for sales for the remainder of the year.”
He also outlined that: “In an economic environment which is still uncertain, our priority for 2003 remains to focus on our performance improvement programs, to return to a 2000-like financial structure, and to reduce our debt by € 1 billion, excluding foreign exchange variations.”

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: -3.4%
Compared to the record first quarter achieved in 2002, lower sales were reported in several markets mostly due to reduced volumes in the first quarter 2003. Severe winter weather conditions had a major impact on the construction market in a number of countries, particularly in the northern hemisphere, with volumes being significantly lower in France, Greece, North America, Poland and Romania.
Strong growth in volumes was recorded in Spain, Morocco and Kenya.
Difficult macroeconomic conditions and political situations affected sales in Venezuela, Turkey and Nigeria.
Overall prices were stable across the Division. Brazil improved significantly due to favorable pricing trends. Prices increased in many of our African operations. Favorable trends were achieved in South Korea and India. Very weak areas for prices remain Egypt, the Philippines and Germany where severe price competition compounded by the poor construction market continues to impact sales.

AGGREGATES & CONCRETE: -0.6%
The slight decline in sales was largely attributable to the winter weather conditions experienced in France and North America.
Pricing trends were favorable in both aggregates and concrete across the Division.

ROOFING: -3.2%
Sales in Western Europe suffered from the harsh winter, but also from a weaker level of demand in France and in Germany for concrete tiles in particular. Sales in the UK, Scandinavia and Italy recorded positive trends. In the United States sales continued to grow strongly with favorable conditions in many markets. Sales of roofing components continued to increase.

GYPSUM: +1.3%
The increase in sales was due to overall positive growth in Western Europe and Asia. In North America, after record sales in the first quarter of 2002, sales were down in North America due to winter conditions, also impacting production in the North East. Pricing in North America was 2% up compared to the same period of last year.

NEGATIVE FOREIGN EXCHANGE IMPACT OF -10.1% AMOUNTING TO € 332 MILLION
The effect of foreign currency fluctuations on the first quarter 2003 sales was particularly significant. The strong appreciation of the euro in the second half of 2002 and further in the first quarter of 2003 has had a material translation impact on sales generated in the following currencies: US Dollar (€ 124 million), Canadian dollar (€ 23 million), Brazilian real (€ 34million), Sterling Pound (€ 29million), and the Malaysian ringgit (€ 23 million).

SCOPE CHANGES OF -2% AMOUNTING TO € 59 MILLION
The sales in the first quarter resulting from acquisitions amounted to € 50 million. Divestments and the change in consolidation method of Morocco resulted in a reduction in sales of € 109 million.

CONSOLIDATED SALES AS AT MARCH 31, 2003

	March 31, 2003 € million	March 31, 2002 € million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	1,299	1,593	-18.5%	-4.2%	-3.4%
Aggregates & Concrete	796	911	-12.7%	-0.5%	-0.6%
Roofing	279	298	-6.4%	-3.2%	-3.2%
Gypsum	295	298	-1%	+1.3%	+1.3%
Other	22	45	-50.2%	+8.4%	+8.4%
TOTAL	2,691	3,145	-14.4%	-2.3%	NA

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on:www.lafarge.com
Lafarge’s next financial publication - 2003 half year sales - will be on July 24 2003 (before the Euronext stock market opens).
 For release worldwide with contemporaneous release in the United States.

PRESS CONTACTS:	INVESTOR RELATIONS:
Denis Boulet 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
Denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44-34-19-47	Danièle Daouphars: 33-1 44-34-11-51
Veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R03-0375 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

2003: 1st Quarter Sales Conference Call
Following the release of Lafarge’s 1st quarter sales, a conference call will be held on:
April 29, 2003 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier - Chief Financial Officer
James Palmer - Vice-President Investor Relations
Danièle Daouphars - Investor Relations
I
If you wish to participate in the conference call, please dial:
From France +33 (0) 1 56 38 35 35
From UK +44 208 515 23 22
From USA +1 303 205 00 33
From USA toll free +1 800 257 70 63
Conference call name: “Lafarge”
A replay of the conference call will be available from April 29 until May 9 at the following numbers:
Telephone Code
From France +33 (0) 1 40 50 20 20 8954#
From UK +44 208 797 24 99 896986#
From USA +1 303 590 30 00 536477#
From USA toll free +1 800 405 22 36 536477#

LAFARGE

Consolidated Figures

Sales (Millions of euros)	2003Q1	2002Q1	03/02

By geographical zone of destination

Western Europe	1,283	1,392	-8%
Central and Eastern Europe	90	89	1%
Emerging Mediterranean	95	144	-34%
North America	575	741	-22%
Latin America & the Caribbean	146	208	-30%
Sub Saharan Africa/Indian Ocean/Other	205	217	-6%
Asia /Pacific	297	354	-16%

By business line

Cement	1,299	1,593	-18%
Aggregates & Concrete	796	911	-13%
Roofing	279	298	-6%
Gypsum	295	298	-1%
Others	22	45	-51%
Total	2,691	3,145	-14%

LAFARGE

Cement

Volumes by destination (adjusted for the contributions of our proportionately consolidated subsidiaries)
(million t)	2003 Q1	2002 Q1	2003/2002

Western Europe	6.6	7.6	-13%
Central and Eastern Europe	1.1	1	5%
Emerging Mediterranean	1.8	2.1	-14%
North America	2.7	2.9	-8%
Latin America & the Carribbean	1.5	1.7	-11%
Sub Saharan Africa/Indian Ocean	2.6	2.5	6%
Asia/Pacific	5.3	5	6%

Total	21.6	22.8	-5%

Sales after elimination of inter divisional sales by geographical zone of destination
(million €)	2003 Q1	2002 Q1	2003/2002

Western Europe	471	544	-13%
Central and Eastern Europe	49	46	-7%
Emerging Mediterranean	79	119	-34%
North America	212	288	-26%
Latin America & the Carribbean	99	145	-32%
Sub Saharan Africa/Indian Ocean/Others	175	194	-10%
Asia/Pacific	214	257	-17%

Total consolidated sales	1,299	1,593	-18%

Sales before elimination of inter divisional sales by origin
(million €)	2003 Q1	2002 Q1	2003/2002	Like for Like

Western Europe	524	596	-12%	-3%
Central and Eastern Europe	53	47	-13%	-6%
Emerging Mediterranean	71	117	-39%	-8%
North America	242	315	-23%	-7%
Latin America & the Carribbean	112	164	-32%	-1%
Sub Saharan Africa/Indian Ocean/Others	202	216	-6%	-7%
Asia/Pacific	208	259	-20%	-3%

Total before elimination of intra-company sales	1,412	1,714	-18%	-3.4%

Total consolidated sales	1,299	1,593	-18%	-4.2%

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionately consolidated subsidiaries)
Aggregates (million t)	2003 Q1	2002 Q1	2003/2002

Western Europe	16.8	17.4	-3%
North America	14	14.4	-3%
Other countries	3.3	2.1	8%

Total	34.1	34.9	-2%

Concrete (million cbm)	2003 Q1	2002 Q1	2003/2002

Western Europe	3.3	3.7	-11%
North America	1.8	1.8	-2%
Other countries	2.1	2.3	-9%

Total	7.2	7.8	-8%

Sales after elimination of inter divisional sales by geographical zone of destination
(million €)		2003 Q1	2002 Q1	2003/2002

Aggregates & related products		295	325	-9%
Ready-mix concrete & concrete products		501	586	-15%

Total aggregates & concrete		796	911	-13%
of which:	Western Europe	418	437	-4%
	North America	279	351	-21%
	Other countries	98	123	-20%

Sales before elimination of inter divisional sales by origin
(million €)		2003 Q1	2002 Q1	2003/2002	Like for Like

Aggregates & related products		298	330	-10%	-0.1%
Ready-mix concrete & concrete products		501	587	-15%	-0.7%

Total aggregates & concrete		799	917	-13%	-0.6%
of which:	Western Europe	421	440	-4%
	North America	280	353	-21%
	Other countries	98	124	-21%

Total Aggregates & Concrete (consolidated)		796	911	-13%	-0.5%

Roofing

Volumes by destination (adjusted for the contributions of our proportionately consolidated subsidiaries)
	2003 Q1	2002 Q1	2003/2002
Concrete roof tiles (millions of sqm)
Western Europe	12.2	12.8	-5%
North America	4.4	4.1	7%
Other countries	7.1	8.3	-14%

Clay roof tiles
Europe (millions of sqm)	4.8	4.9	-2%

Chimneys (milliers de kms)	479	529	-9%

Sales (after elimination of intra-divisional sales by origin)
(Millions of Euros)		2003 Q1	2002 Q1	2003/2002	Like for Like

Total		279	298	-6%	-3.2%
of which concrete roof tiles	Western Europe	95	103	-8%
	North America	24	28	-12%
	Other countries	22	27	-19%
of which clay roof tiles		50	50	0%
of which chimneys		29	31	-7%
of which other roofing products		59	59	0%

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionately consolidated subsidiaries)
(millions of sqm)	2003 Q1	2002 Q1	2003/2002

Total	151	141	7%

Sales (after elimination of intra-divisional sales by origin)
(Millions of euros)	2003 Q1	2002 Q1	2003/2002	Like for Like

Total	295	298	-1%	1.3%
of which Western Europe	168	153	10%
of which North America	53	66	-20%
of which other countries	74	79	-6%

Sales variance analysis by region and in major markets.*
	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002%
Cement
Western Europe	-2	-1	-3
France	-9	6	-3
UK	-1	1	0
Spain	11	3	14
Germany	13	-38	-25
Greece	-12	6	-6
Central Europe	-3	-4	-6
Poland	-26	3	-23
Romania	-19	13	-7
Mediterranean Basin	-6	-2	-8
Turkey	-27	-12	-38
Morocco	15	4	18
Jordan	-8	1	-8
Egypt	14	-30	-16
North America	-8	1	-7

South America, Caraibs	-4	5	1
Brazil	3	26	29
Venezuela	-43	-9	-52
Chile	-4	10	6
Africa, Indian Ocean	3	4	7
Kenya	14	3	16
Nigeria	-11	6	-5
South Africa	-9	15	6
Asia, Middle East	2	-5	-3
Malaysia	-2	-7	-9
Philippines	18	-33	-15
India	-12	10	-2
South Korea	3	9	12

Total Cement	-4	0	-3

Aggregates
France	-4	1	-3
UK (Pure Aggregates) (1)	-15	13	-2
North America (Pure Aggregates)	-3	3	-1
Total Aggregates	-4	4	0

Readymix
France	-8	4	-4
UK	-5	9	4
North America	0	2	1
Total Readymix	-4	3	-1

(1) UK sales impacted by aggregates levy. (Price effect without aggregates levy was 3%)

* Variance on like for like sales before elimination of sales between Divisions

Sales variance analysis by region and in major markets.*
	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002%
Roofing
Western Europe Concrete T&F	-6	-2	-8
Western Europe Clay T&F	-2	3	1
UK
Concrete	3	-3	0
Clay	-9	10	1
France
Concrete	-15	0	-14
Clay	-13	6	-7
Germany
Concrete	-11	-4	-15
Clay	30	-9	21

United States (Concrete)	7	1	8

Chimneys	-10	4	-6
Accessories			10

TOTAL ROOFING	-6	3	-3

Gypsum
BOARDS
Western Europe	-3	7	4
North America	-9	2	-8
Asia / Pacific	14	-1	13

TOTAL GYPSUM	-2	3	1

* Variance on like for like sales before elimination of sales between Divisions

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2003		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance